UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F . ..X Form 40-F . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 11 November 2022, London UK

GSK provides an update on Zejula (niraparib) US prescribing information

GSK plc (LSE/NYSE: GSK) today provided an update that at the request of the US Food and Drug Administration (FDA) it will restrict the second-line maintenance indication for Zejula (niraparib) to only the patient population with deleterious or suspected deleterious germline BRCA mutations (gBRCAmut). The US first-line indication of Zejula remains unchanged for the maintenance treatment of adult patients with advanced epithelial ovarian, fallopian tube, or primary peritoneal cancer who have a complete or partial response to platinum-based chemotherapy.

This decision follows an FDA review of the final overall survival (OS) analysis of the ENGOT-OV16/NOVA phase III trial, which served as the basis for the approval of the second-line maintenance indication. In the final OS results from the NOVA trial, the secondary endpoint of OS demonstrated a hazard ratio (HR) of 1.06 (95% CI: 0.81-1.37) in the non-gBRCAmut cohort.

NOVA is a randomised, double-blind, placebo-controlled phase III trial of niraparib, an oral, once-daily poly (ADP-ribose) polymerase (PARP) inhibitor for the maintenance treatment of women with platinum-sensitive recurrent ovarian cancer. The primary endpoint of the NOVA study was progression-free survival (PFS), evaluated as two independently powered cohorts (gBRCAmut and non-gBRCAmut); results demonstrated the clinically meaningful and statistically significant benefit of niraparib in both cohorts and across the HRD subgroups in the non-gBRCAmut cohort. Secondary endpoints were safety and long-term exploratory endpoints, including overall survival. GSK is in ongoing discussions about these and other emerging OS data with health authorities worldwide.

About ovarian cancer
Ovarian cancer is the eighth most common cancer in women worldwide.[i] Despite high response rates to platinum-based chemotherapy in the front-line setting, approximately 85% of patients will experience disease recurrence.[ii] Once the disease recurs, it is rarely curable, with decreasing time intervals for each subsequent recurrence.

About Zejula (niraparib)
Zejula is an oral, once-daily PARP inhibitor currently being evaluated in multiple pivotal trials. GSK is building a robust clinical development programme by assessing activity across multiple tumour types and evaluating several potential combinations of Zejula with other therapeutics. The ongoing development programme includes several combination studies, including the FIRST phase III trial assessing niraparib in combination with dostarlimab, a programmed death receptor-1 (PD-1)-blocking antibody, as a potential treatment for first-line ovarian cancer maintenance and the phase III ZEAL trial assessing niraparib in combination with standard of care for the maintenance treatment of first line advanced non-small cell lung cancer. GSK also is evaluating niraparib in HER2-negative BRCA-mutated or triple-negative breast cancer.

Please see accompanying US Prescribing Information.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore / Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q3 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

[i] Worldwide Cancer Data. World Cancer Research Fund. https://www.wcrf.org/dietandcancer/cancer-trends/worldwide-cancer-data. Updated January 10, 2022. Accessed July 2022.
[ii] Lorusso D, Mancini M, Di Rocco R, Fontanelli R, Raspagliesi F. The role of secondary surgery in recurrent ovarian cancer [published online August 5, 2012]. Int J Surg Oncol. 2012. doi:10.1155/2012/613980. Accessed September 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 11, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc